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                               September 6, 2022

       John Loeffler, II
       Chairman and Chief Executive Officer
       CaliberCos Inc.
       8901 E. Mountain View Rd.
       Ste. 150
       Scottsdale, AZ 85258

                                                        Re: CaliberCos Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
10, 2022
                                                            CIK No. 0001627282

       Dear Mr. Loeffler:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risk Factors, page 14

   1. Please expand your risk factors to discuss interest rates and specifically identify the impact of rate
increases on your operations and how your business has been affected. For example, describe
whether your borrowing costs have recently increased or are expected to increase and your
ability to pass along your increased costs of borrowing or project execution to your funds
or investors. Please also describe whether increased borrowing costs have impacted the
ability of third parties, such as developers, contractors or others to do business with you.
 John Loeffler, II
FirstName
CaliberCosLastNameJohn    Loeffler, II
           Inc.
Comapany 6,
September  NameCaliberCos
              2022          Inc.
September
Page 2     6, 2022 Page 2
FirstName LastName
Future sales and issuances of our Class A common stock . . . , page 28

2. We note your response to comment 3 of our letter. Please revise this risk factor to address the potential impact on investors of the conversion of the Class B into Class A common stock.
Management's Discussion and Analysis..., page 39

3. We note your statements that inflation and changes in interest rates are a prevailing trend in 2022, and that inflation historically favors new capital formation for your funds, but has increased the cost of construction and renovation of your assets. Please expand your disclosures to elaborate on how increased interest rates applicable to your or your funds impact your results of operations, including without limitation:
             Expected changes to your product and services mix, including specific challenges or opportunities a rising interest rate environment presents in the near-term to your construction and asset purchases, sales, and rental operations, and the impact that ongoing supply chain challenges or disruptions may have on your ability to make these changes;
             Any expected decreases in project sales, given increased cost of financing;
             Changes to pricing strategy in the near-term, including how you consider sensitivity to price increases;
             Adjustments to planned capital expenditures and expansion; Expected impacts to your short-term funding costs, including working capital for
              inventory and labor costs;
             Anticipated impacts on your acquisition of real estate and construction supplies, given your need to finance the transaction via new borrowings;
and
             The impact on liquidity resulting from material debt outstanding. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 49

4. We note your response to comment 6. Please explain why the discussion and measures of
         Managed Capital and Fair Value AUM are presented after the discussion of non-GAAP measures but before non-GAAP EBITDA and Adjusted EBITDA measures. It would appear they should be included in the actual operating results section of MD&A. Also, we did not locate the relevant period-over-period variance discussion for Managed Capital and Fair Value AUM measures in relation to comparative and current actual operating results. Please advise.
5.       Please explain the nature and purpose of the    Intercompany
eliminations    and    Non-
         controlling interest eliminations    adjustments in your EBITDA
calculations on page 52
         and why you believe they are appropriate. On page 49, please expand your disclosure accordingly on how EBITDA is calculated.
Liquidity and Capital Resources, page 53
 John Loeffler, II
CaliberCos Inc.
September 6, 2022
Page 3

6. We note that the amounts in the cash flow analysis tables here and on page 54 do not clearly correlate to the respective subtotals in consolidated statements of cash flows on pages F-4 of the unaudited interim financial statements, and F-7 of the audited financial statements. Please advise.
Business, page 57

7. We note your response to prior comment 9 and your statement that your operations are organized into your three reportable segments. Please clarify what funds you perform these activities for and whether all of these funds are your consolidated funds. Also clarify how else you benefit from these funds. We note that you cite direct membership or partnership interests in the funds. Clarify whether you receive revenue from any funds in this capacity (as opposed to fund management, development and brokerage activities reflected in your reportable segments), and identify those funds and describe your interest in them. If you do not believe this information is material to understanding your business, please explain why, given that a significant portion of your consolidated revenue is from consolidated funds rather than the operations underlying your three reportable segments.
Certain Relationships and Related Party Transactions
Buyback Program, page 75

8. We note your response to comment 11 of our letter. Please revise to identify the related party from whom you will repurchase shares and file the agreement as an exhibit.
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Loeffler, II
                                                            Division of
Corporation Finance
Comapany NameCaliberCos Inc.
                                                            Office of Real
Estate & Construction
September 6, 2022 Page 3
cc:       Thomas J. Poletti. Esq.
FirstName LastName